Exhibit 4.9
                             COMPENSATION AGREEMENT

     This  Compensation  Agreement is dated as of February 26, 2003 among eMagin
Corporation,   a  Delaware  corporation  (the  "Company")  and  Madeline  Bryant
("Consultant").

     WHEREAS, the Company has requested the Consultant to provide the Company with certain support services in connection with their business, and the Consultant has agreed to provide the Company with such support services; and

     WHEREAS, the Company wishes to compensate the Consultant with shares of its common stock for such services rendered;

     NOW THEREFORE, in consideration of the mutual covenants hereinafter stated, it is agreed as follows:

     1. The Company will issue up to 65,000 shares of the Company's common stock, $.001 par value per share, to the Consultant. The shares to be issued shall represent compensation for services provided by the Consultant in respect to the Company's graphics and media support requirements for a period of up to ten (10) months from the date of this agreement. The shares shall be distributed on a monthly basis for actual services rendered, with the exact number of shares per month being determined based upon the prevailing bid on the last day of the immediately preceding month.

     The time requirement is expected to average approximately 60 hours of effort per month with approximately 60 additional hours required during the first 2 months after the S-8 shares are released. A base rate of $2,500 per month for 60 hours of support per month is allocated and $1250 per month additional allocated during the first 2 months. The Company may increase the rate of distribution of shares for support of occasional special projects. These shares shall represent payment for all prior unpaid services provided by Consultant to the Company and all future services provided by the Consultant to the Company through December 31, 2003, or until the share allocation is depleted.

     2. The above compensation shall be registered using a Form S-8. The Company shall file such Form S-8 with the Securities and Exchange Commission within 30 days of the execution of this agreement.

     IN WITNESS WHEREOF, this Compensation Agreement has been executed by the Parties as of the date first above written.

                                            EMAGIN CORPORATION
                                            /s/Gary Jones
                                            Chairman



                                            Consultant
                                            /s/Madeline Bryant